January 25, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 9 to Registration Statement on Form S-1
File No. 333-165161

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of January 14, 2011 with respect to the above-referenced filings on the Company’s behalf. Amendment No. 9 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

Executive Compensation, page 90

Please revise this section to provide updated disclosure for the fiscal year ended December 31, 2010.

Response:	We have updated the executive compensation to include the applicable disclosures relating to the fiscal year ended December 31, 2010.

In addition, in view of the Company’s execution of certain agreements relating to a private placement transaction as discussed in the Company’s Current Report on Form 8-K, filed on January 18, 2011, we have added appropriate disclosures to this Registration Statement in the following sections: (i) the Corporate Structure and History section of the Prospectus Summary; (ii) Risk Factors; (iii) Description of Securities; (iv) Corporate History and Structure; and (v) the Subsequent Events section of the Company’s financial statements for the period ending September 30, 2010.

We are also attaching to this correspondence for your review the form of Amendment No. 1 to our quarterly report on Form 10-Q/A September 30, 2010, that we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments to our registration statement, including revising the Subsequent Events section of the Company’s financial statements for the period ending September 30, 2010 to incorporate the disclosure discussed above regarding the Company’s private placement transaction.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.